Exhibit 11 - Statements Re: Computation of Per Share Earnings

FLORIDA COMMUNITY BANKS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and six-month periods ended June 30, 2007 and 2006. Average shares outstanding have been retroactively adjusted on an equivalent share basis for the effects of the stock dividends and splits as discussed in the notes to the consolidated financial statements.

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2007	2006	2007	2006
Basic Earnings Per Share:
Net income	$4,529,338	$5,159,972	$9,196,365	$10,353,876

Earnings on common shares	$4,529,338	$5,159,972	$9,196,365	$10,353,876

Weighted average common shares outstanding – basic	6,591,387	6,573,331	6,591,387	6,579,953

Basic earnings per common share	$0.69	$0.78	$1.40	$1.57

Diluted Earnings Per Share: Net income	$4,529,338	$5,159,972	$9,196,365	$10,353,876

Weighted average common Shares outstanding – diluted	6,701,509	6,667,639	6,700,705	6,664,764

Diluted earnings per common share	$0.68	$0.77	$1.37	$1.55